UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




Public Utility Holding Act of 1935
File No.  70-7218
Report Date:  October 31, 1998 to December 31, 1998


In the Matter of:
Central and South West Corporation
CSW Credit, Inc.


      1. CSW Credit, Inc. (Credit) hereby files a balance sheet as of December 31, 1998, statements of income for the three and twelve month periods ended December 31, 1998, and notes to the financial statements as Exhibit 1 attached hereto.

      2. Credit hereby certifies that on December 31, 1998, it had $748,729,000 face amount of commercial paper outstanding at a weighted average cost of 5.39%. This amount consisted of $370,687,000 issued and sold to Lehman Commercial Paper, Inc., as dealer, and $378,042,000 issued and sold to Goldman Sachs & Co., as dealer, as shown in Exhibit 2 attached hereto. Credit hereby further certifies that it had no other material borrowings outstanding on December 31, 1998.

      3. Credit hereby files as Exhibit 3 attached hereto the earnings coverage for Credit's indebtedness for the period from October 1, 1998 through December 31, 1998 and Credit's capital structure at December 31, 1998. Credit hereby files as Exhibit 4 attached hereto the twelve month average of outstanding accounts receivable, twelve month average of accounts receivable purchases from non-affiliated companies, and bad debt write-offs related to non-affiliated companies during said period as of the end of each month.

      4. With respect to affiliated  companies,  Central Power and Light Company
(CPL), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO), and West Texas Utilities Company (WTU), Credit hereby certifies that the allowed returns on common equity for the period from October 1, 1998 through December 31, 1998 were unchanged in all regulatory jurisdictions from the previous certificate of notification. Credit also hereby files the discount calculation for affiliated companies, an analysis of the allowed returns on common equity and the factoring expense savings for affiliated companies as shown in Exhibits 5, 6 and 7, respectively, attached hereto.

      5. With respect to Houston Lighting & Power Company (HLP), Credit had a twelve month average of outstanding receivables for the period ending December 31, 1998 of $439,793,000. During the quarter ended December 31, 1998 the daily maximum borrowing relating to the purchase of accounts receivable from HLP was $555,090,000.

      6. Credit hereby certifies it was in compliance with the terms of the temporary relief as defined in the order issued on March 11, 1997 as shown in
Exhibit 4 attached hereto.

      7. Credit hereby files as Exhibit 8 attached hereto the calculation, by month, of the CPL finder fee attributable to the factoring of HLP receivables by Credit.

      8. Credit hereby files as Exhibit 9 attached hereto a copy of any state regulatory commission decision or analysis addressing the effect of the factoring of CSW system accounts receivable rates which was issued during the period October 1, 1998 through December 31, 1998.

      9. Credit hereby files as Exhibit 10 attached hereto a copy of the audited annual financial statements for the year ended December 31, 1997.

      10. Credit hereby files as Exhibit 11 attached hereto a copy of the accounting system procedures and chart of accounts of Credit as maintained by Central and South West Services, Inc.

      11. Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of Central and South West Corporation (CSW) and Credit, in File No. 70-7218, and in accordance with the terms and conditions of the Commission's orders dated July 31, 1986, February 8, 1988, December 27, 1989, August 30, 1990, December 21, 1990, December 24, 1991, December 9, 1992,
December 21, 1993, December 16, 1994, and March 11, 1997, permitting said Application-Declaration to become effective, and the Form U-1 Application-Declaration of CSW, Central Power and Light Company and Credit, in File No. 70-8037, and in accordance with the terms and conditions of the Commission's orders dated December 8, 1992 and December 29, 1992, permitting said Application-Declaration to become effective.

                                    SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Services, Inc. has duly caused this report to be signed on the 16th day of February, 1999.




                                    By :   /s/ Lawrence B. Connors
                                           Lawrence B. Connors
                                           Controller
                                           CSW Credit, Inc.

1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas 75266-0164
Telephone (214) 777-1000

                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                             Transmission
Number                    Exhibit                                      Method
-------                   -------                                   ------------
   1        Unaudited balance sheet as of December 31, 1998,         Electronic
            unaudited statements of income for the three and twelve month periods ended December 31, 1998, and unaudited notes to the financial statements.

   2        Commercial paper outstanding at December 31, 1998.       Electronic


   3        Earnings coverage for the period from October 1, 1998    Electronic
            through December 31, 1998 and capital structure at December 31, 1998.

   4        Twelve month average as of the end of each month of      Electronic
            outstanding accounts receivable of affiliated and non-affiliated companies, twelve month average as of the end of each month of accounts receivable purchases from non-affiliated companies, and bad debt write-offs related to non-affiliated companies during the period
            October 1, 1998 through December 31, 1998.


   5        Discount calculation for affiliated companies for the    Electronic
            three months ended December 31, 1998.


   6        Analysis of the allowed returns on common equity for     Electronic
            affiliated companies at December 31, 1998.


   7        Factoring expense savings for the affiliated companies   Electronic
            for the three months ended December 31, 1998.


   8        Calculation, by month, of CPL finder fee attributable    Electronic
            to factoring  of HLP receivables during the period
            October 1, 1998 through December 31, 1998.

   9        Copy of any state regulatory commissio  decision or      Electronic
            analysis addressing the effect of the factoring of CS system accounts receivable rates issued during the period October 1, 1998 through December 31, 1998.

  10        Copy of audited annual financial statements for the      Electronic
            year ended December 31, 1997.

  11        Copy of the accounting system procedures and chart of    Electronic
            accounts of Credit as maintained by Central and South
            West Services, Inc.